EXHIBIT 3.3

CERTIFICATE OF FORMATION

OF

HÖEGH LNG GP LLC

Under Section 9 of the Marshall Islands Limited Liability Company Act

The undersigned, Daniel C. Rodgers, authorized person of Höegh LNG GP LLC, for the purpose of forming a Marshall Islands limited liability company, hereby certifies:

1.	The name of the limited liability company is: Höegh LNG GP LLC (the “Company”).

2.	The registered address of the Company in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Company’s registered agent in the Marshall Islands upon whom process may be served at such address is The Trust Company of the Marshall Islands, Inc.

3.	The formation date of the Company is the date of the filing of this Certificate of Formation with the Registrar of Corporations.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 14th day of April, 2014.

/s/ DANIEL C. RODGERS
Daniel C. Rodgers
Authorized Person